UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   EAST                JOHN C.
   955 East Arques Avenue
   Sunnyvale, CA 94086-4533

   (408) 739-1010
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   #NULL#
4. Statement for Month/Year
   10/97
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) CEO & PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  10/27/97    S        2,250         D  $13.6250                    D  Direct
Common Stock                                  10/28/97    S        2,250         D  $14.2500                    D  Direct
Common Stock                                  10/29/97    S        2,250         D  $14.5000                    D  Direct
Common Stock                                  10/31/97    S        2,250         D  $14.6250     109,500        D  Direct
Common Stock                                  10/27/97    S        150           D  $13.6250                    I  by Daughter 1 (1)
Common Stock                                  10/28/97    S        150           D  $14.2500                    I  by Daughter 1 (1)
Common Stock                                  10/29/97    S        150           D  $14.5000                    I  by Daughter 1 (1)
Common Stock                                  10/31/97    S        150           D  $14.6250     590            I  by Daughter 1 (1)
Common Stock                                  10/27/97    S        150           D  $13.6250                    I  by Daughter 2 (1)
Common Stock                                  10/28/97    S        150           D  $14.2500                    I  by Daughter 2 (1)
Common Stock                                  10/29/97    S        150           D  $14.5000                    I  by Daughter 2 (1)
Common Stock                                  10/31/97    S        150           D  $14.6250     590            I  by Daughter 2 (1)
Common Stock                                  10/24/97    S        2,000         D  $14.7500                    I  by Wife
Common Stock                                  10/27/97    S        250           D  $13.5000                    I  by Wife
Common Stock                                  10/28/97    S        250           D  $14.5000                    I  by Wife
Common Stock                                  10/29/97    S        250           D  $14.3750                    I  by Wife
Common Stock                                  10/31/97    S        250           D  $14.4375     21,160         I  by Wife

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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

Explanation of Responses:

(1)
Held as Custodian under UGMA.

SIGNATURE OF REPORTING PERSON
/S/ EAST                JOHN C.
DATE